冠軍科技集團
CHAMPION TECHNOLOGY

03 SEP 29 AM 7:21

29 September 2003

Securities & Exchange Commission, USA
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
(Fax: 1-202-9429624)

By fax & by mail

03032342

SUPPL

Re: Champion's File#82-3442

The enclosed announcement of Champion Technology Holdings Limited, whose shares are traded over-the-counter by means of American Depositary Receipts, is for your information.

Regards,

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

for Shirley Ha

c.c. Emi Mak, Citibank, N.A. (By e-mail only)

Encl.

dw 9/30

CHAMPION TECHNOLOGY HOLDINGS LIMITED

冠軍科技集團有限公司*

(an exempted company in Bermuda with limited liability)

ISSUE OF US$8,000,000 1.5 PER CENT. UNLISTED AND UNSECURED CONVERTIBLE BONDS DUE 2005 – TRANCHE 2

Pursuant to the Subscription Agreement entered into between the Company and CSFB on 22 May 2002, the Company issued the Tranche 2 Bonds in the aggregate principal amount of US$8,000,000 (equivalent to approximately HK$62,400,000) on 26 September 2003.

Reference is made to the announcement issued by the Company dated 23 May 2002 (the "Announcement"). Terms defined in the Announcement shall have the same meanings when used herein unless the context otherwise requires or otherwise defined.

ISSUE OF TRANCHE 2 BONDS

Subscription Agreement:

The Company entered into the Subscription Agreement with CSFB on 22 May 2002 pursuant to which the Company issued the Original Tranche 1 Bonds in the aggregate principal amount of US$8,000,000 on 22 May 2002. Details of the terms of the Subscription Agreement and the Original Tranche 1 Bonds were set out in the Announcement.

Under the Subscription Agreement, CSFB has granted an option to the Company to issue and require CSFB to subscribe and pay for the Tranche 2 Bonds subject to the satisfaction of certain conditions (the "Option").

On 26 September 2003 (the "Tranche 2 Bonds Closing Date"), the Company issued, and CSFB subscribed for, the Tranche 2 Bonds in an aggregate principal amount of US$8,000,000 (equivalent to approximately HK$62,400,000) pursuant to the exercise of the Option. The Tranche 2 Bonds were paid in cash by CSFB on the Tranche 2 Bonds Closing Date.

Principal terms:

The Tranche 2 Bonds were issued on substantially the same terms as the Original Tranche 1 Bonds as set out in the Announcement save for, among other things, their Fixed Conversion Price.

The principal terms of the Tranche 2 Bonds are as follows:

Interest

The Tranche 2 Bonds bear interest from the Tranche 2 Bonds Closing Date at the rate of 1.5 per cent. per annum. Interest is payable semi-annually in arrears.

Conversion price:

At the election of CSFB, the Tranche 2 Bonds may be converted either at (i) their Fixed Conversion Price; or (ii) their Floating Conversion Price, provided that the conversion price shall not be less than the par value of the Shares on the date of conversion unless permitted by law and in compliance with the Listing Rules.

The Fixed Conversion Price of the Tranche 2 Bonds shall be HK$1.98, subject to adjustment. The Fixed Conversion Price of the Tranche 2 Bonds represent a premium of approximately 17.86 per cent. over the closing price of HK$1.68 per Share as at the date of this announcement and a premium of approximately 17.86 per cent. over the average daily closing price of approximately HK$1.68 per Share for the five consecutive trading days up to and including the date of this announcement.

The Floating Conversion Price of the Tranche 2 Bonds shall be 94 per cent. of the average of any five closing prices per Share as selected by CSFB during the 30 consecutive business days immediately prior to the date on which notice from CSFB is received by the Company.

Maturity:

22 May 2005.

Unless previously redeemed, converted or purchased and cancelled, the Tranche 2 Bonds will be redeemed by the Company, at the election of CSFB, either by delivering such number of Shares as results from dividing the principal amount of the Tranche 2 Bonds by the lower of their Fixed Conversion Price and their Floating Conversion Price in effect on the Maturity Date or at 100% of the principal amount.

Early Redemption:

In certain circumstances set out in the terms and conditions of the Tranche 2 Bonds, the Tranche 2 Bonds may be redeemed early for an amount between 108 per cent. and 110 per cent. of the principal amount of the Tranche 2 Bonds plus accrued interest. Circumstances under which the Tranche 2 Bonds may be redeemed early include instances where the price of the Shares falls below a certain amount determined using the formula set out in the Subscription Agreement. Such terms have been agreed between the Company and CSFB after arm's length negotiations.

Escrow:

An escrow agreement (the "Escrow Agreement") was made on 25 September 2003 between the Company, CSFB and Bermuda Trust (Hong Kong) Limited as escrow agent (the "Escrow Agent") in connection with the subscription of the Tranche 2 Bonds.

The subscription funds were deposited to an account of the Escrow Agent and was released by the Escrow Agent to the Company subject to the terms and conditions set out in the Escrow Agreement.

Subscription right:

Pursuant to the Subscription Agreement, the Company also granted to CSFB an option in respect of the Tranche 2 Bonds on the following terms:-

(1) Exercise period: from and including the Tranche 2 Bonds Closing Date up to and including the Maturity Date

(2) Exercise price: HK$1.98, being the Fixed Conversion Price of the Tranche 2 Bonds

(3) Maximum amount of Shares to be subscribed: applying the exchange rate of US$1.00 to HK$7.7636 as prescribed under the Subscription Agreement (the "Relevant Exchange Rate"), up to 5,881,515 new Shares (representing approximately 0.85 per cent. of the existing issued share capital of the Company).

Mandate:

The maximum number of new Shares which may be issued upon conversion of the Tranche 2 Bonds based on their Fixed Conversion Price is 31,368,080 (applying the Relevant Exchange Rate) representing approximately 4.51 per cent. and approximately 4.31 per cent. of the existing issued share capital and the enlarged issued share capital of the Company respectively.

Upon exercise of the Subscription Right in respect of the Tranche 2 Bonds in full (applying the Relevant Exchange Rate), 5,881,515 new Shares, representing approximately 0.85 per cent. and approximately 0.84 per cent. of the existing issued share capital and enlarged issued share capital respectively, will be issued by the Company. The total number of Shares which may be issued upon full conversion of the Tranche 2 Bonds based on their Fixed Conversion Price and the exercise in full of the Subscription Right in respect of the Tranche 2 Bonds is 37,249,595 Shares, representing approximately 5.36 per cent. and approximately 5.08 per cent. of the existing issued share capital and the enlarged issued share capital respectively.

Authorisation had already been granted by the shareholders of the Company for the issue of all Shares pursuant to the Subscription Agreement at the special general meeting of the Company held on 22 July 2002.

USE OF PROCEEDS AND REASON FOR THE TRANCHE 2 BONDS ISSUE

The net proceeds of approximately US$7,738,000 (equivalent to approximately HK$60,356,400) derived from the issue of the Tranche 2 Bonds, together with the approximate amount of HK$11,645,400 which would be received subject to and upon exercise in full of the Subscription Right in respect of the Tranche 2 Bonds (subject to adjustment as set out in the Subscription Agreement), will be used for general working capital purposes provided that such proceeds shall not be used to pay dividends to shareholders of the Company, for the purposes of or in relation to any repayment to or reduction of the debt of a related party or to repurchase Shares. The Company does not have any specific plan as regards the use of these proceeds other than as general working capital.

The Directors consider that the terms of the Tranche 2 Bonds are favourable and the issue of the Tranche 2 Bonds provides an opportunity to raise extra funds for the Company.

SHAREHOLDING STRUCTURE

As at the date of this announcement, the issued share capital of the Company is HK$69,558,907.30 comprising 695,589,073 Shares. Lawnside International Limited ("Lawnside") is currently the single largest shareholder of the Company, holding 256,951,303 Shares, representing approximately 36.94 per cent. of the existing issued share capital. As at the date of this announcement, CSFB has converted part of the Original Tranche 1 Bonds in the aggregate principal amount of US$6,500,000. Accordingly, the aggregate principal amount of the remaining Original Tranche 1 Bonds is US$1,500,000. CSFB has not exercised its option to subscribe for the Additional Tranche 1 Bonds under the Subscription Agreement as at the date of this announcement. If the maximum possible number of Shares are issued pursuant to the conversion of both the remaining Tranche 1 Bonds and the Tranche 2 Bonds and the Subscription Right in respect of the Tranche 1 Bonds and the Tranche 2 Bonds is exercised in full, 47,126,684 new Shares will be issued based on the Fixed Conversion Prices of the Tranche 1 Bonds and the Tranche 2 Bonds respectively, representing approximately 6.78 per cent. and approximately 6.35 per cent. of the existing issued share capital and the enlarged issued share capital respectively. The shareholding interests of all the shareholders of the Company will be proportionately diluted by approximately 6.35 per cent. and the shareholding interest of Lawnside in the Company will be diluted correspondingly from approximately 36.94 per cent. to approximately 34.60 per cent..

The shareholding structure of the Company before and after the conversion of the Tranche 1 Bonds and the Tranche 2 Bonds and the exercise of Subscription Right in respect of the Tranche 1 Bonds and the Tranche 2 Bonds based on their respective Fixed Conversion Prices and the Relevant Exchange Rate will be as follows (assuming that CSFB will not exercise its option to subscribe the Additional Tranche 1 Bonds under the Subscription Agreement):

	Total no. of issued Shares (assuming no further Shares are issued)	**No. of Shares held by Lawnside (assuming Lawnside will not acquire further Shares and no further Shares are issued) and approximate percentage of shareholding**	**No. of Shares held by CSFB (assuming CSFB has not disposed of any Shares received pursuant to such conversion or exercise of such Subscription Right) and approximate percentage of shareholding**	**No. of Shares held by public excluding CSFB (assuming no further Shares are issued) and approximate percentage of shareholding**
As at the date of this announcement	695,589,073	256,951,303 (36.94%)	1,130 –	438,636,640 (63.06%)
Upon full conversion of the remaining Original Tranche 1 Bonds (assuming no Shares are issued pursuant to the conversion of the Tranche 2 Bonds or the exercise of the Subscription Right in respect of the Original Tranche 1 Bonds or the Tranche 2 Bonds)	700,516,257	256,951,303 (36.68%)	4,928,314 (0.70%)	438,636,640 (62.62%)
Upon full conversion of the remaining Original Tranche 1 Bonds and the exercise in full of the Subscription Right in respect of the Original Tranche 1 Bonds (assuming no Shares are issued pursuant to the conversion of the Tranche 2 Bonds or the exercise of the Subscription Right in respect of the Tranche 2 Bonds)	705,466,162	256,951,303 (36.42%)	9,878,219 (1.40%)	438,636,640 (62.18%)

Upon full conversion of the remaining Original Tranche 1 Bonds and the Tranche 2 Bonds and the exercise in full of the Subscription Right in respect of the Original Tranche 1 Bonds (assuming no Shares are issued pursuant to the exercise of the Subscription Right in respect of the Tranche 2 Bonds)	736,834,242	256,951,303 (34.87%)	41,246,299 (5.60%)	438,636,640 (59.53%)
Upon full conversion of the remaining Original Tranche 1 Bonds and the Tranche 2 Bonds and the exercise in full of the Subscription Right in respect of the Original Tranche 1 Bonds and the Tranche 2 Bonds	742,715,757	256,951,303 (34.60%)	47,127,814 (6.35%)	438,636,640 (59.05%)

LISTING

No application will be made for the listing of, or permission to deal in, the Tranche 2 Bonds and the Subscription Right on the Stock Exchange or any other stock exchange. Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Shares to be issued upon conversion of the Tranche 2 Bonds or upon exercise of the Subscription Right in respect of the Tranche 2 Bonds.

GENERAL

The Company will comply with all applicable Listing Rules in respect of any alterations in the terms of the Subscription Right after issue, except where the alterations take effect automatically under the existing terms of the Subscription Right. A separate announcement in respect of such change will be issued by the Company.

The Company will ensure that each of the connected persons of the Company (as defined in the Listing Rules) will not subscribe for any of the Tranche 2 Bonds at the issue of such securities and that, after the issue of the Tranche 2 Bonds, the Company will disclose to the Stock Exchange any dealings by any of the connected persons of the Company from time to time in the Tranche 2 Bonds immediately upon the Company becoming aware of such dealings.

Unless otherwise specified in this announcement, US$1.00 = HK$7.80. No representation is made that any amounts in US$ or HK$ could have been or could be converted at such a rate or at any other rates or at all.

By Order of the Board
Kan Man Lok, Paul
Chairman

Hong Kong, 26 September 2003

* *For identification purposes only*

"Please also refer to the published version of this announcement in The Standard".